# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Namib Minerals, CIK 0002026514
CUSIP: G63638103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands (E9), KY1-1106
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001851739

## Reporting persons
- Hennessy Capital Partners VI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,154,217; sole dispositive power 0; shared dispositive power 6,154,217; aggregate amount beneficially owned 6,154,217 (11% of the class)
  Comment: (1) The aggregate amount beneficially owned by Hennessy Capital Partners VI LLC consists of (i) 3,695,000 Ordinary Shares held directly by Hennessy Capital Partners VI LLC and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of warrants at a price of $11.50 per share (the "Warrants").
  
  (2) The percentage of the Ordinary Shares reported beneficially owned by Hennessy Capital Partners VI LLC is based on (i) 53,677,429 Ordinary Shares outstanding as of June 25, 2025, as reported in the Issuer's registration statement on Form F-1 filed with the Securities and Exchange Commission (the "Commission") on June 26, 2025, and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants, which Ordinary Shares have been added to the total Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
- Hennessy Capital Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,154,217; sole dispositive power 0; shared dispositive power 6,154,217; aggregate amount beneficially owned 6,154,217 (11% of the class)
  Comment: (1) The aggregate amount beneficially owned by Hennessy Capital Group LLC consists of (i) 3,695,000 Ordinary Shares held directly by Hennessy Capital Partners VI LLC and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants.
  
  (2) The percentage of the Ordinary Shares reported beneficially owned by Hennessy Capital Group LLC is based on (i) 53,677,429 Ordinary Shares outstanding as of June 25, 2025, as reported in the Issuer's registration statement on Form F-1 filed with the Commission on June 26, 2025, and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants, which Ordinary Shares have been added to the total Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
- HENNESSY DANIEL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,154,217; sole dispositive power 0; shared dispositive power 6,154,217; aggregate amount beneficially owned 6,154,217 (11% of the class)
  Comment: (1) The aggregate amount beneficially owned by Daniel J. Hennessy consists of (i) 3,695,000 Ordinary Shares held directly by Hennessy Capital Partners VI LLC and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants.
  
  (2) The percentage of the Ordinary Shares reported beneficially owned by Daniel J. Hennessy is based on (i) 53,677,429 Ordinary Shares outstanding as of June 25, 2025, as reported in the Issuer's registration statement on Form F-1 filed with the Commission on June 26, 2025, and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants, which Ordinary Shares have been added to the total Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
- Hennessy Thomas D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,154,217; sole dispositive power 0; shared dispositive power 6,154,217; aggregate amount beneficially owned 6,154,217 (11% of the class)
  Comment: (1) The aggregate amount beneficially owned by Thomas D. Hennessy consists of (i) 3,695,000 Ordinary Shares held directly by Hennessy Capital Partners VI LLC and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants.
  
  (2) The percentage of the Ordinary Shares reported beneficially owned by Thomas D. Hennessy is based on (i) 53,677,429 Ordinary Shares outstanding as of June 25, 2025, as reported in the Issuer's registration statement on Form F-1 filed with the Commission on June 26, 2025, and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants, which Ordinary Shares have been added to the total Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

## Item 1. Issuer
Name of issuer: Namib Minerals
Address of issuer's principal executive offices: 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Hennessy Capital Partners VI LLC, Hennessy Capital Group LLC, Daniel J. Hennessy, and Thomas D. Hennessy (collectively, the "Reporting Persons"). Hennessy Capital Group LLC is the managing member of Hennessy Capital Partners VI LLC. Daniel J. Hennessy and Thomas D. Hennessy are the sole managing members of Hennessy Capital Group LLC. Consequently, each of Hennessy Capital Group LLC, Daniel J. Hennessy, and Thomas D. Hennessy may be deemed the beneficial owner of securities held by Hennessy Capital Partners VI LLC and have shared voting and dispositive power over such securities.
Address of principal business office or, if none, residence: 195 US Hwy 50, Suite 207, Zephyr Cove, NV 89448
Citizenship: Each of Hennessy Capital Partners VI LLC and Hennessy Capital Group LLC is a Delaware limited liability company. Each of Daniel J. Hennessy and Thomas D. Hennessy is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of 6,154,217 Ordinary Shares, consisting of (i) 3,695,000 Ordinary Shares held directly by Hennessy Capital Partners VI LLC and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants.
Percent of class: As of June 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of approximately 11.0% of the Ordinary Shares outstanding. This percentage is based on (i) 53,677,429 Ordinary Shares outstanding as of June 25, 2025, as reported in the Issuer's registration statement on Form F-1 filed with the Commission on June 26, 2025, and (ii) 2,459,217 Ordinary Shares Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants, which Ordinary Shares have been added to the total Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Sole power to vote or to direct the vote:
Hennessy Capital Partners VI LLC: 0
Hennessy Capital Group LLC: 0
Daniel J. Hennessy: 0
Thomas D. Hennessy: 0
Shared power to vote or to direct the vote:
Hennessy Capital Partners VI LLC: 6,154,217
Hennessy Capital Group LLC: 6,154,217
Daniel J. Hennessy: 6,154,217
Thomas D. Hennessy: 6,154,217
Sole power to dispose or to direct the disposition:
Hennessy Capital Partners VI LLC: 0
Hennessy Capital Group LLC: 0
Daniel J. Hennessy: 0
Thomas D. Hennessy: 0
Shared power to dispose or to direct the disposition:
Hennessy Capital Partners VI LLC: 6,154,217
Hennessy Capital Group LLC: 6,154,217
Daniel J. Hennessy: 6,154,217
Thomas D. Hennessy: 6,154,217

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Hennessy Capital Partners VI LLC: /s/ Daniel J. Hennessy, Daniel J. Hennessy, Managing Member of Hennessy Capital Group LLC, its Managing Member (07/25/2025)
- Hennessy Capital Group LLC: /s/ Daniel J. Hennessy, /s/ Daniel J. Hennessy, its Managing Member (07/25/2025)
- HENNESSY DANIEL J: /s/ Daniel J. Hennessy, Daniel J. Hennessy (07/25/2025)
- Hennessy Thomas D: /s/ Thomas D. Hennessy, Thomas D. Hennessy (07/25/2025)